Principal Real Asset Fund
Supplement dated June 17, 2024
to the Prospectus and Statement of Additional Information
both dated August 1, 2023
(as previously supplemented)
This supplement updates information currently in the Prospectus and Statement of Additional Information (“SAI”). Please retain this supplement for future reference.
The change described below is being made to the Prospectus

DISTRIBUTIONS AND DISTRIBUTION REINVESTMENT POLICIES
The Principal Real Asset Fund (the “Fund”) is changing the frequency in which it declares dividends from quarterly to semi-annually. The Fund will not declare a dividend in September 2024. As such, the following changes are being made to the Fund’s Distribution Policy:
Delete the paragraph under Distribution Policy in its entirety and replace with the following.
The Fund intends to distribute most or all of its net earnings and realized gains, if any, in the form of dividends from net investment income (“dividends”) and distributions of net realized capital gains (“capital gain distributions,” and together with dividends, “distributions”). The Fund intends to declare and distribute dividends to Shareholders of record semi-annually. A portion of the Fund’s semi-annual distribution may consist of a return of capital (i.e. from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Net realized capital gain distributions, if any, are usually declared and paid in December for the prior twelve-month period ending October 31. The Fund does not have a fixed distribution rate nor does it guarantee that it will pay any distributions in any particular period.
The change described below is being made to the Statement of Additional Information.
On June 12, 2024, Fritz Hirsch retired as an Independent Board Member effective immediately. As such, delete all references to Mr. Hirsch from the Statement of Additional Information.

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